Exhibit (d)(14)

Personal and Confidential

September 10, 2024

Steve Fireng

sfireng@comcast.net

Re: Bonus Arrangements

Dear Steve:

Keypath Education International, Inc. (the “Company”) and the Board of Managers (the “Board”) of Sterling Karpos Holdings, LLC (“Holdings”) are pleased to offer you certain bonus opportunities, payable in accordance with the terms of this letter agreement (this “Agreement” or this “letter”).

1. Closing Bonus.

(a) Upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger by and among Karpos Intermediate, LLC, Karpos Merger Sub, Inc. and the Company dated as of May 23, 2024 (the “Merger”), and subject to the Employment Condition and Section 5, you shall be entitled to receive a cash bonus (the “Closing Bonus”) equal to US$1,000,000.

(b) The Closing Bonus shall be paid to you on the next regularly scheduled payroll date following the date upon which the Merger is consummated (the “Merger Closing Date”) in accordance with the Company’s normal payroll practices (but in no event later than 30 days following the Merger Closing Date).

2. Retention Bonus.

(a) If a Keypath Australia Sale does not occur prior to the two-year anniversary of the Merger Closing Date (such two-year anniversary, the “Retention Date”) then, subject to the Employment Condition and Section 5, and provided that Keypath Education Australia Pty, Ltd. (“Keypath Australia”) has a fully allocated adjusted earnings before interest, taxes, depreciation and amortization of at least US$10,000,000, as determined on a trailing twelve month basis by the Board reasonably, in good faith and in consultation with you, you shall be entitled to receive a cash bonus (the “Retention Bonus”) equal to US$1,000,000.

(b) If either a Keypath Australia Sale or a Holdings Sale is in process on the Retention Date, then (x) if such Keypath Australia Sale or Holdings Sale is ultimately consummated, the Retention Bonus shall be paid to you on the next regularly scheduled payroll date following the date upon which such Keypath Australia Sale or Holdings Sale, as applicable, is consummated (the “Retention Closing Date”) in accordance with the Company’s normal payroll practices (but in no event later than 30 days following the Retention Closing Date) or (y) if such Keypath Australia Sale or Holdings Sale is not consummated, the Retention Bonus shall be paid to you on the next regularly scheduled payroll date following the date upon which such Keypath Australia Sale or Holdings Sale, as applicable, is no longer in process, in accordance with the Company’s normal payroll practices (but in no event later than 30 days following such date). If neither a Keypath Australia Sale nor a Holdings Sale is in process on the Retention Date, then the Retention Bonus shall be paid to you on the next regularly scheduled payroll date following the Retention Date in accordance with the Company’s normal payroll practices (but in no event later than 30 days following the Retention Date). A Keypath Australia Sale or a Holdings Sale shall be deemed to be “in process” if (i) investment bankers are actively soliciting or responding to inquiries from bona fide potential buyers, (ii) the Company is in active discussion with or preparing materials for bona fide potential buyers, (iii) the Board has determined to pursue a Keypath Australia Sale or a Holdings Sale, (iv) a letter of intent or similar document is in negotiations or has been signed and not yet lapsed or been terminated, (v) a binding acquisition agreement has been signed and not been terminated, or (vi) the parties hereto agree that a Keypath Australia Sale or a Holdings Sale process is either being initiated or ongoing (which the parties shall consider in good faith); however, a Keypath Australia Sale or a Holdings Sale shall not be deemed to be “in process” (x) for a period of more than nine (9) months based solely on activities falling within subsection (i) above, (y) for a period of more than six (6) months based solely on activities falling within subsection (ii) above, or (z) for a period of more than three (3) months based solely on activities falling within subsection (iii) above.

(c) For purposes of this Agreement:

(i) A “Holdings Sale” means (A) the acquisition of securities with greater than 50% of the voting or economic power of Holdings or (B) the sale of all or substantially all of the assets of Holdings, in each of cases (A) and (B), other than (x) an acquisition by or sale to Sterling Partners LLC (“Sterling”) or AVI Mezz Co., L.P. (“AVI Mezz”) or any of their respective affiliates (including, for the avoidance of doubt, any fund restructuring or continuation fund transaction) or (y) a separate Keypath Australia Sale.

(ii) A “Keypath Australia Sale” means (A) the acquisition of securities with greater than 50% of the voting or economic power of Keypath Australia or (B) the sale of all or substantially all of the assets of Keypath Australia, in each of cases (A) and (B), other than an acquisition by or sale to Sterling, Holdings, AVI Mezz or any of their respective affiliates.

3. Sale Bonus. Upon the consummation of a Qualifying Transaction, and subject to the Employment Condition and Section 5, you shall be entitled to receive a cash bonus (the “Sale Bonus”) in an amount determined reasonably and in good faith by the Board as follows:

(a) if the Keypath Australia Proceeds exceed

(i) US$80,000,000, the Sale Bonus shall equal US$1,000,000,

(ii) US$100,000,000, the Sale Bonus shall equal US$1,250,000,

(iii) US$120,000,000, the Sale Bonus shall equal US$2,000,000, or

(iv) US$144,000,000, the Sale Bonus shall equal US$3,000,000;

(b) minus, the amount of any Retention Bonus paid pursuant to this Agreement.

(c) The Sale Bonus shall be paid to you on the next regularly scheduled payroll following the date upon which a Qualifying Transaction is consummated (the “Australian Sale Closing Date”) in accordance with the Company’s normal payroll practices (but in no event later than 30 days following the Australian Sale Closing Date).

(d) For purposes of this Agreement:

(i) The “Keypath Australia Proceeds” means the cash proceeds received in connection with a Qualifying Transaction, net of transaction costs (excluding, for the avoidance of doubt, the amount of the Sale Bonus) and any related-party indebtedness or other intercompany items but not reduced for third-party funded debt (including, without limitation, any such debt incurred as a result of the acquisition of the Company by an affiliate of Sterling). Keypath Australia Proceeds will be determined, reasonably and in good faith, by the Board at the time of the Qualifying Transaction, taking into account the risk-adjusted present value of any “earnouts” or similar deferred consideration.

(ii) A “Qualifying Transaction” means the consummation of a Keypath Australia Sale that occurs prior to a Holdings Sale.

4. Offset to Future Incentive Equity Distributions. Any distributions you are entitled to receive after the date of this letter in respect of incentive equity interests in Holdings shall be reduced, on a dollar-for-dollar basis, by (i) 50% of the gross amount of any Sale Bonus in excess of US$1,000,000 paid pursuant to this letter and (ii) 100% of any Retention Bonus paid pursuant to this letter.

5. Conditions to Payment; Termination of Employment.

(a) In order to be eligible to receive the (i) Closing Bonus you must remain actively employed by Holdings or one of its subsidiaries through the Merger Closing Date, (ii) Retention Bonus you must remain actively employed by Holdings or one of its subsidiaries through the payment date applicable to the Retention Bonus, as set forth above, and (iii) Sale Bonus you must remain actively employed by Holdings or one of its subsidiaries through the Australian Sale Closing Date (collectively, the “Employment Condition”). If the Employment Condition is not satisfied for any reason at any time prior to the applicable payment date, then you will forfeit any right to receive any unpaid further amounts hereunder.

(b) If a Holdings Sale occurs prior to a Keypath Australia Sale, then you will forfeit any rights to receive a Sale Bonus hereunder. Upon the Australian Sale Closing Date, if the conditions described in this Section 5, including the Employment Condition, remain satisfied, (a) any Sale Bonus (or Retention Bonus, as applicable) payable under this Agreement shall be paid in accordance with Section 1 or Section 2, as applicable, and (b) you shall cease to have any further rights or entitlements under this Agreement. No amounts shall be paid under this Agreement due to any subsequent transaction.

6. Administration. The Board shall have the responsibility, in its sole reasonable, good faith discretion, to control, operate, construe, interpret, and administer this Agreement and shall have all the discretionary authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Closing Bonus, Retention Bonus or Sale Bonus (including with respect to the calculation of the amount thereof, the determination of whether a Keypath Australia Sale or a Holdings Sale is in process, or the determination of whether a Qualifying Transaction has occurred). The Board is empowered to correct any defect, supply any omission, or reconcile any inconsistency in this letter in the manner and to the extent the Board shall deem it desirable to carry it into effect. All determinations and interpretations made by the Board shall be made reasonably and in good faith and shall be final, binding, and conclusive on you and your heirs, successors, and legal representatives.

7. Withholding Taxes. The Company or any of its applicable affiliates shall be entitled to withhold (or secure payment from you in lieu of withholding) the amount of any federal, state, local, or foreign taxes due with respect to any amount payable to you under this Agreement.

8. Confidentiality of Agreement. The terms and conditions of this Agreement will remain strictly confidential, except for (a) disclosures to your immediate family and any tax, legal, or other counsel that you have consulted regarding this Agreement, whom you will instruct not to disclose the same, and (b) disclosures, if any, required or permitted by applicable law. Nothing herein will prohibit or restrict you from making any disclosures that are protected under the whistleblower provisions of any applicable law, rule or regulation.

9. No Right to Continued Employment; No Rights as Equity Holder. Nothing in this Agreement will confer upon you any right to continued employment with Holdings or any of its subsidiaries or interfere in any way with the right of Holdings or its subsidiaries to terminate your employment at any time for any reason. This Agreement will not in any way entitle you to any rights as an equity holder of the Holdings or any of its subsidiaries.

10. Other Benefits. Any Closing Bonus, Retention Bonus or Sale Bonus payable hereunder is a special incentive payment to you and will not be taken into account in computing the amount of salary or compensation for purposes of determining any bonus, incentive, pension, retirement, death, or other benefit under any other bonus, incentive, pension, retirement, insurance, or other employee benefit plan of the Company or its subsidiaries.

11. Section 409A. It is intended that this Agreement be exempt from the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and guidance promulgated thereunder (collectively, “Section 409A”). Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole reasonable, good faith discretion of the Board. In no event whatsoever shall the Company be liable for any additional tax, interest, income inclusion, or other penalty that may be imposed on you by Section 409A or for damages for failing to comply with Section 409A. Each payment described hereunder shall be treated as a “separate payment” for purposes of Section 409A.

12. Governing Law. This Agreement and any claim, controversy, or dispute arising under or related to this Agreement or the relationship of the parties will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions.

13. Release; Restrictive Covenants. Payment of any Closing Bonus, Retention Bonus or Sale Bonus hereunder may be subject to and conditioned upon your execution and non-revocation of a general release of claims in a form prescribed by the Company in its sole discretion on or before the payment date of the Closing Bonus, Retention Bonus or Sale Bonus, as applicable. The Closing Bonus, Retention Bonus or Sale Bonus, as applicable, shall be automatically forfeited to the extent you violate any confidentiality, non-competition, non-solicitation and other similar covenants to which you are subject pursuant to an employment, subscription, restricted units or other agreement between you and the Company, Holdings or any of their respective affiliates, whether entered into prior to, on, or following the date hereof, and you hereby reaffirm all such obligations.

14. Severability. In the event that any provision of this Agreement is deemed to be illegal or invalid for any reason, said illegality or invalidity will not affect the remaining parts hereof, but this Agreement will be construed and enforced as if such illegal and invalid provision never existed.

15. No Assignment; Successors. Other than your rights under this Agreement that are assignable by you to your estate, this Agreement is personal to each of the parties hereto. Except as provided in this Section 15, no party may assign or delegate any rights or obligations hereunder without first obtaining the advanced written consent of the other party hereto. Any purported assignment or delegation by you in violation of the foregoing will be null and void ab initio and of no force or effect. The Company may assign this Agreement to an affiliate of the Company or to any successor to all or substantially all of the business and/or assets of Holdings or the Company that assumes in writing, or by operation of law, the obligations of the Company hereunder.

16. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which taken together will constitute one and the same instrument.

17. Unfunded Arrangement. To the extent that any person acquires a right to receive payments under this Agreement, such right shall be no greater than the right of an unsecured general creditor. All payments to be made hereunder shall be paid from general assets.

18. Entire Agreement; Amendment; Limited Third Party Beneficiaries. This Agreement constitutes the entire agreement by you and the Company with respect to the subject matter hereof and supersedes any and all prior agreements or understandings between you and the Company or any of its affiliates with respect to the subject matter hereof, whether written or oral. The Company may amend, modify, or terminate this Agreement for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that no amendment or alteration that would materially adversely affect your rights under this Agreement shall be made without your consent. Holdings is an express third party beneficiary of all terms of this Agreement and, other than Holdings, no other person shall be a third party beneficiary of this Agreement.

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On behalf the Company, I look forward to your contributions to the growth and success of the Company and its business.

Very truly yours,

Keypath Education International, Inc.

By:	/s/ Eric Israel
	Name:	Eric Israel
	Title:	General Counsel and Secretary

The above terms and conditions accurately reflect our understanding regarding the terms and conditions of the Closing Bonus, Retention Bonus and Sale Bonus. I hereby acknowledge that the Closing Bonus, Retention Bonus and Sale Bonus are each subject in all respects to the terms and conditions of this Agreement, and I hereby confirm my agreement to the same.

/s/ Steve Fireng
Steve Fireng

[Signature Page to Bonus Agreement]